UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒             Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     ☐             No     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     ☐             No     ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1     Translation of letter to the Buenos Aires Stock Exchange dated April 2, 2020.

2     Translation of YPF Sociedad Anónima Shareholder’s Meeting Call Notice.

Autonomous City of Buenos Aires, April 2, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 30, 2020

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In this regard, we enclose the call notice published in the daily Gazette of the Buenos Aires Stock Exchange.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

YPF SOCIEDAD ANONIMA

CALL NOTICE

The Shareholders are hereby called to a General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 30, 2020 at 11:00 a.m., at the Company’s offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, to consider the following:

AGENDA:

1. Appointment of two Shareholders to sign the minutes of the Meeting.

2. Exemption from the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the creation of a long-term share compensation plan for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

3. Consideration of the Annual Report, Informative Overview, Inventory, Balance Sheet, Statements of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statements, Income Statement, Statement of Changes in Shareholders’ Equity and Statements of Cash Flow, individual and consolidated with its respective notes and related documentation, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 43, which began on January 1, 2019 and ended on December 31, 2019.

4.Consideration of the accumulated results as of December 31, 2019. Absorption of losses. Constitution of reserves. Distribution of dividends.

5. Determination of remuneration for the Independent Auditor for the fiscal year ended on December 31, 2019.

6. Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2020 and determination of its remuneration.

7. Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2019.

8. Consideration of the Remuneration of the Board of Directors (Ps. $75,500,700) for the fiscal year ended on December 31, 2019 which resulted in computable loss in accordance with the National Securities Commission Regulations.

9. Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2019.

10. Determination of the number of regular and alternate members of the Supervisory Committee.

11. Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

12. Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

13. Determination of the number of regular and alternate members of the Board of Directors.

14. Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

15. Appointment of regular and alternate Directors for Class D shares and determination of their tenure.

16. Determination of advance compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2020.

17. Extension of the powers delegated to the Board of Directors to determine the terms and conditions of the notes issued under the current Global Medium-Term Notes Program.

NOTES:

1) Shareholders are reminded that the Register of Book-entry Shares of the Company is kept by Caja de Valores S.A., located at 25 de mayo 362, Autonomous City of Buenos Aires. Therefore, under Section 238 of Law No. 19,550, in order to attend the Meeting, they must obtain a certificate of the account of book-entry shares issued for that purpose by Caja de Valores S.A. In accordance with the provisions of the Decree of Necessity and Urgency No. 297/2020 that provided for the “Preventive and Mandatory Social Isolation” until March 31, 2020, which term was extended until April 12, 2020, inclusive, by Decree of Necessity and Urgency N ° 325/2020 such term may be further extended as considered necessary in attention to the pandemic situation, and while these measures are in force, shareholders may register by sending the aforementioned certificates electronically (and other complementary documentation, as appropriate), until 5:00 p.m. on April 24, 2020, inclusive, to the email asamblea@ypf.com. The Company will send electronically to the shareholders who have registered in such way a receipt for the admission of their participation in the Meeting. At the time of registration, we request you to inform your contact details (telephone, email and address where the Social, Preventive and Mandatory Isolation is being spent) in order to keep you informed of any measures that are available regarding the celebration of the Meeting. The corresponding documentation must be sent in PDF format. Once the measures ordered by the competent authority have been lifted, the attendance notice must be made presenting the certificates issued by Caja de Valores S.A., at the corporate offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., and until 5:00 p.m. on April 24th, 2020. The Company will provide the shareholders with receipts that will enable them to attend the Meeting.

2) Shareholders that are entities organized abroad are reminded that they must comply with Sections 118 or 123 of General Corporation Law No. 19,550. The representation must be exercised by the legal representative registered in the Public Registry or by a duly authorized agent in accordance with the provisions of article 25, Chapter II, Title II of the Rules of the National Securities Commission. Likewise, under Article 22, Chapter II, Title II of the Rules of the National Securities Commission , at the time of providing notice of attendance and at the time of actual attendance, the holders of shares and their representatives, must show, respectively, proof with respect to the following information: name, surname and identity document, or corporate name and incorporation information, as the case may be, and the other information specified in such regulation.

3) Shareholders are reminded that in accordance with Article 24, Chapter II, Title II of the Rules of the National Securities Commission, those who are legal entities or other legal structures, must inform the Company on the day of the Meeting through a signed note as a sworn statement from their legal representatives, of the identification of their beneficial owners, including the following information: name, surname, nationality, permanent address, date of birth, national identity document or passport, CUIT, CUIL or other form of tax identification and profession.

4) Shareholders that are a “trust”, trust fund or similar arrangement are reminded that, in accordance with Article 26 Chapter II, Title II of the Rules of the National Securities Commission, must deliver to the Company on the day of the Meeting a duly signed certificate from their legal representative, that identifies the trust business subject to the transfer and includes the name and surname, address or registered office, identity card or passport number(s) or registration information, authorization or incorporation, of the trustor(s), fiduciary(ies), “trustee” or their equivalent, and trustees and/or beneficiaries or their equivalents according to the legal basis under which the trust was established, and the contract and/or the proof of registration for the contract in the relevant Public Registry, if applicable. The representative at the Meeting must be the estate management administrator, in the case of the trust fund, “trust” or similar arrangement; or the duly authorized agent. Holders of shares of the Company that are foundations or similar arrangements, whether public or private, must inform the Company by means of a duly signed certificate from their legal representative, indicating the same information previously referred with respect to their founding member, and if a different person, the person who provided the capital contribution or transfer to such foundation or similar arrangement. The representative at the Meeting must be the legal representative or the duly established agent.

5) In order to consider the Agenda, the Shareholders of all classes of shares shall exercise their voting rights jointly, except with respect to items 11, 12, 14 and 15.

6) With respect to item 2, of the Agenda, the Shareholders’ Meeting will be conducted as an Extraordinary Meeting.

7) Shareholders are required to appear at the location designated for the General Shareholders’ Meeting at least 15 minutes prior to the time indicated above, in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.

8) The Company will evaluate the evolution of the facts regarding the pandemic situation, health emergency and the measures taken by the corresponding authorities. Likewise, the Company is currently working to carry out the Meeting, adapting it to the rules, authorizations and regulations in force from time to time, including the possibility of holding the Meeting remotely, if necessary. Any changes that are resolved in this regard will be reported.

The Board of Directors

Guillermo Emilio Nielsen, President of YPF S.A., appointed as Director by the Supervisory Committee through minutes No. 1166, and President pursuant to the Board of Directors Minutes No. 436, both dated December 13, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 2, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer